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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              ------------------

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 3)

                           STEINER LEISURE LIMITED
                                (Name of Issuer)

               COMMON SHARES, PAR VALUE (U.S.) $0.01 PER SHARE
                         (Title of Class of Securities)

                                 P8744Y 10 2
                                 (CUSIP Number)

                                CLIVE E. WARSHAW
                                   SUITE 104A
                                 SAFFREY SQUARE
                             NASSAU, THE BAHAMAS

                               with a copy to:

                            ROBERT C. BOEHM, P.A.
                            KELLEY DRYE & WARREN LLP
                    201 S. BISCAYNE BOULEVARD, SUITE 2400
                              MIAMI, FLORIDA 33131
                                (305) 372-2400

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                NOVEMBER 4, 1998
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e) or 13d-1(f) or 13d-1(g), check the following box |_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              Page 1 of 2 Pages

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                INTRODUCTORY NOTE

      This  Amendment  No. 3 to  Schedule  13D amends the Initial  Statement  on
Schedule 13D of Clive E. Warshaw (the "Reporting Person"), dated September 11, 1997, as amended by Amendment No. 1, dated May 31, 1998, and Amendment No. 2, dated September 15, 1998 (as so amended, the "Amended 13D"), to reflect updated information under Item 4. Except as set forth below, no amendment is being made hereby to the amended 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

       The Reporting Person does not currently intend to sell any common shares, par value (U.S.) $0.01 per share, of Steiner Leisure Limited (the "Common Shares") during the fourth quarter of 1998. The Reporting Person currently has no plans with respect to purchases or sales of Common Shares subsequent to such quarter, but the Reporting Person intends to a file further amendment to the Amended 13D once he has made a determination with respect to any such purchases or sales.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  November, 4, 1998               By:  /S/ CLIVE E. WARSHAW
                                            ----------------------------
                                            Clive E. Warshaw